UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee
Knoll Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended and the supplementary schedule as of December 31, 2009. These financial statements and supplementary schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for  Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard, LLC

Reading, Pennsylvania
June 29, 2010

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$214,321,993	$182,793,768
Employer contribution receivable	—	621,432
Net assets available for benefits at fair value	214,321,993	183,415,200

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,597,875	6,200,483
Net assets available for benefits	$215,919,868	$189,615,683

See notes to financial statements

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2009	2008
Investment income (loss)

Interest and dividends	$4,804,641	$7,826,862
Net appreciation (depreciation) in fair value of investments	25,572,806	(56,970,172)

	30,377,447	(49,143,310)
Contributions

Participants	9,600,498	11,565,361
Rollovers	41,473	519,241
Employer	2,629,692	3,666,250
	12,271,663	15,750,852

Benefits paid to participants	(16,342,605)	(11,312,855)

Administrative expenses	(2,320)	(3,539)

Net increase (decrease)	26,304,185	(44,708,852)

Net assets available for benefits:

Beginning of year	189,615,683	234,324,535
End of year	$215,919,868	$189,615,683

See notes to financial statements

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.              Description of Plan

The following description of the Knoll Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

During 2009 and 2008 the Company matched 40% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matched 50% of participants’ contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match). The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation. In addition, the Company may make discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Contributions (continued)

Like the fixed match, the performance-based match is applied up to the first 6% of participant compensation. No performance-based contribution was made for the year ended December 31, 2009.  The Company made a performance-based match contribution of approximately $621,000 for the year ended December 31, 2008.  U.S. employees covered by a collective bargaining agreement are not eligible for performance-based match contributions.

Effective January 1, 2010 the Company suspended the fixed matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s fixed match and discretionary contributions, and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance, which ever is less. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $2,320 and $3,539 for the years ended December 31, 2009 and 2008, respectively are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Forfeited Accounts

As of December 31, 2009 and 2008 forfeited employer matching non-vested accounts amounted to $53,367 and $993 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching 401(k) contribution. During the years ended December 31, 2009 and 2008, forfeitures applied against employer contributions amounted to $36,962 and $54,899 respectively.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date. Terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or annual installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.              Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in the appropriate accounting guidance investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.              Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Adoption of New Accounting Standard

The Company adopted the Financial Accounting Standards Board (“FASB”) guidance related to the FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United States of America. This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles by the FASB.  Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants. The adoption of this guidance did not have any impact on the Plan’s financial statements.

In April 2009, the FASB issued additional guidance for determining fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s financial statements.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.              Summary of Significant Accounting Policies (continued)

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan’s current fair value disclosures.

Income Taxes

The plan is exempt from federal income taxes under the Internal Revenue Code.

3.              Investments

During 2009 and 2008, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year ended December 31,
	2009	2008

Mutual funds	$25,296,643	$(55,716,327)

Knoll Common Stock Fund	276,163	(1,253,845)
	$25,572,806	$(56,970,172)

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

3.              Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008

ABN AMRO Income Plus Fund*	$76,084,618	$78,007,563

Vanguard Windsor II Fund	35,176,878	28,900,476

American Funds Growth Fund of America; R4	21,400,800	16,419,171

Vanguard Balanced Index Fund	17,074,541	14,678,016

American Funds Euro Pacific Growth Fund; R4	15,618,157	11,186,908

PIMCO Total Return Fund	11,343,120	9,074,517	**

* Amounts represent contract value.  As of December 31, 2009 and 2008, fair value is $74,486,743 and $71,807,080, respectively.

** Does not represent five percent or more of the Plan’s available for benefits for the respective year, but is shown for comparative purposes.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.              Fair Value Measurements

The Plan adopted the accounting guidance on fair value measurements as of January 1, 2008. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1                                                         Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                         Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                         Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.              Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2009 and 2008.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  These values are obtained from its separate audited financial statements.

Participant loans:  Valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Level 1	Level 2	Level 3	Total

Common stocks	$1,884,586	$—	$—	$1,884,586

Mutual funds	132,384,371	—	—	132,384,371

Fully benefit responsive investment contract	—	—	74,486,743	74,486,743
Participant loans	—	—	5,566,293	5,566,293

Total assets at fair value	$134,268,957	$—	$80,053,036	$214,321,993

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.              Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total

Common stocks	$1,611,536	$—	$—	$1,611,536

Mutual funds	103,700,211	—	—	103,700,211

Fully benefit responsive investment contract	—	—	71,807,080	71,807,080
Participant loans	—	—	5,674,941	5,674,941

Total assets at fair value	$105,311,747	$—	$77,482,021	$182,793,768

The following table sets forth a summary of the changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009 and 2008:

	Fully Benefit- Responsive Investment Contract	Participant Loans
Balance- January 1, 2009	$71,807,080	$5,674,941
Purchases, sales, issuances, and settlements, net	2,679,663	(108,648)
Balance—December 31, 2009	$74,486,743	$5,566,293

	Fully Benefit- Responsive Investment Contract	Participant Loans
Balance- January 1, 2008	$69,904,442	$5,860,476
Purchases, sales, issuances, and settlements, net	1,902,638	(185,535)
Balance—December 31, 2008	$71,807,080	$5,674,941

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5.              Related Party Transactions

At December 31, 2009 and 2008, the Plan held investments totaling $1,884,586 and $1,611,536 respectively, in shares of common stock of the Company.

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan.  Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.              Income Tax Status

The Plan has been operating under a determination letter from the Internal Revenue Service (IRS) dated July 26, 2002, which stated that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Subsequent to December 31, 2009, the Plan received a new determination letter from the IRS dated January 25, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since applying and receiving the new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

8.  Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Supplementary Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	ABN AMRO Income Plus Fund	Guaranteed Investment Contract	**	$76,084,618	***

	American Funds Euro Pacific Growth Fund; R-4	Mutual Fund	**	15,618,157

	American Funds Growth Fund of America; R4	Mutual Fund	**	21,400,800

	PIMCO Total Return Fund	Mutual Fund	**	11,343,120

*	Vanguard 500 Index Fund	Mutual Fund	**	7,718,691

*	Vanguard Balanced Index Fund	Mutual Fund	**	17,074,541

*	Vanguard Explorer Fund	Mutual Fund	**	5,200,107

*	Vanguard Extended Market Index Investment Fund	Mutual Fund	**	6,711,245

*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	59,101

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	972,316

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	1,871,122

*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	2,786,024

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	3,021,467

*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,385,704

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	495,788

*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	308,340

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	172,469

*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	192,093

*	Vanguard Target Retirement Income Fund	Mutual Fund	**	876,408

*	Vanguard Windsor II Fund	Mutual Fund	**	35,176,878

*	Knoll Common Stock Fund	Company Stock Fund	**	1,884,586

*	Participant loans	Interest rates ranging from 6% to 11.5%		5,566,293
				$215,919,868

*                           Party-in-interest to the Plan.

**                    Cost is not required for participant-directed investments.

***             Fair Value is $74,486,743 at December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 29, 2010	By:	/s/ Marcia A. Thompson

Marcia A. Thompson

Authorized Committee Member

Date: June 29, 2010	By:	/s/ Barry L. McCabe

Barry L. McCabe

Authorized Committee Member